December 27, 2012

VIA EDGAR

Mr. Paul Cline

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

Re:	Isabella Bank Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 12, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 7, 2012
File No. 000-18415

Dear Mr. Cline:

This letter is to confirm our counsel’s conversation of today with you regarding Isabella Bank Corporation’s (“Isabella”) request to extend its time to respond to the letter from Mr. Marc Thomas dated December 27, 2012. As communicated to you by our counsel, several of Isabella and its advisors’ staff members who will assist with preparing Isabella’s response to the letter are out of the office due to the holidays. Accordingly, our counsel requested today that Isabella be allowed to respond to the letter by January 25, 2013, instead of within the 10 business days as indicated in the letter. Isabella understands that its request has been approved.

Thank you.

Very truly yours,

ISABELLA BANK CORPORATION

/s/ Peggy L. Wheeler
Peggy L. Wheeler

cc: Dennis P. Angner

ISABELLA BANK CORPORATION    P.O. Box 100 Mt.Pleasant, MI 48804-0100    989-772-9471www.isabellabank.com